Exhibit (a)(2)

To:

From:  Mary Pierson

Date:   October 22, 2003

Re:  Your Stock Option Grants

Listed below are the individual stock option grants that you have received from ARI.  Please examine them carefully to ensure the accuracy of the information.  If there is a discrepancy, please let me know immediately.

You may choose to exchange the unexercised options of any individual grant.  Those options are listed below in the “Options Held Post Exercise” section.   The “strike price” is what each option would cost you if you purchased it (exercised it) today.

As a reminder, you may exchange all of the unexercised portions of any or all grants; however, you may not exchange a partial portion of any grant.

Name	Grant Date	Grant	Exercised	Vested	Unvested	Options Held Post-Exercise	Strike Price	Plan

Please contact me if you have any questions or concerns regarding your options.